EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended

(Dollars in millions)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Earnings:
Income before assessments	$413	$304	$580	$631
Fixed charges	700	2,234	1,817	5,386

Total earnings	$1,113	$2,538	$2,397	$6,017

Fixed charges:
Interest expense	$700	$2,234	$1,816	$5,385
Estimated interest component of net rental expense(1)	—	—	1	1

Total fixed charges	$700	$2,234	$1,817	$5,386

Ratio of earnings to fixed charges	1.59	1.14	1.32	1.12

(1)	Represents an estimated interest factor.